                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

       (Mark One)

       [X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2003

                                       OR

       [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _____________ to _______________

                         Commission file number 1-12733

                       Tower Automotive Union 401(k) Plan

                             Tower Automotive, Inc.
                               27175 Haggerty Road
                              Novi, Michigan 48377

                             TOWER AUTOMOTIVE UNION
                                   401(k) PLAN

                                FINANCIAL REPORT
                                DECEMBER 31, 2003

TOWER AUTOMOTIVE UNION 401(k) PLAN

The following financial statements notes to financial statements         CONTENTS
and consents are included in this financial report:
INDEPENDENT AUDITOR'S REPORT                                                  1

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31,
2003 AND 2002                                                                 2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2003                                                  3

NOTES TO FINANCIAL STATEMENTS                                               4-10

SCHEDULE 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                  11

INDEPENDENT AUDITOR'S CONSENT

                          Independent Auditor's Report

To the Administrative Committee
Tower Automotive Union 401(k) Plan
Novi, Michigan

We have audited the accompanying statement of net assets available for benefits of the Tower Automotive Union 401(k) Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tower Automotive Union 401(k) Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Plante & Moran, PLLC

Grand Rapids, Michigan
June 9, 2004

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                             December 31
                                                                       -------------------------
                                                                           2003          2002
                                                                       -----------   -----------
ASSETS
      Participant-directed investments:
            Pooled separate account                                    $11,371,097   $ 9,026,856
            Mutual funds                                                39,879,805    27,240,560

            Money market fund                                              150,119        63,334
            Tower Automotive, Inc. common stock                          2,893,372     1,278,302
            Participant loans                                            3,786,055     3,009,459
                                                                       -----------   -----------

                              Total participant-directed investments    58,080,448    40,618,511

      Receivables:
            Employer contributions                                         354,381     2,317,671
            Employee contributions                                         124,437       114,114
                                                                       -----------   -----------

                              Total receivables                            478,818     2,431,785
                                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                                      $58,559,266   $43,050,296
                                                                       ===========   ===========

See Notes to Financial Statements.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS
      Investment income:
            Interest and dividends                            $    605,737
            Net appreciation in fair
                  value of investments in:
                        Mutual funds                             7,521,624
                        Pooled separate account                    456,760
                        Tower Automotive, Inc. common stock      1,239,827
                                                              ------------

                              Total investment income            9,823,948

      Contributions:
            Employer                                             1,850,118
            Employee                                             6,002,638
            Rollover                                                22,295
                                                              ------------

                              Total contributions                7,875,051
                                                              ------------

                              Total additions                   17,698,999

DEDUCTIONS FROM NET ASSETS
      Benefits paid directly to participants                     2,096,883
      Investment expenses                                           44,969
                                                              ------------

                              Total deductions                   2,141,852
                                                              ------------

NET INCREASE IN NET ASSETS PRIOR TO TRANSFERS                   15,557,147

TRANSFERS (Note 1)                                                 (48,177)
                                                              ------------

NET INCREASE IN NET ASSETS                                      15,508,970

NET ASSETS AVAILABLE FOR BENEFITS
      Beginning of year                                         43,050,296
                                                              ------------

      End of year                                             $ 58,559,266
                                                              ============

See Notes to Financial Statements.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN

            The following description of the Tower Automotive Union 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

            GENERAL - The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code that covers certain union employees of R.J. Tower Corporation and subsidiaries (the "Company"), the Plan's sponsor. Eligible employees can become participants on the first day of the month or quarter, as applicable, following the date on which the Plan's eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            CONTRIBUTIONS - Participants may elect to make contributions to the Plan through payroll deductions of 1 percent to 90 percent of the participant's compensation, as defined in the Plan and as limited by the participant's related union agreement. The Plan also allows participants to transfer funds from other qualified plans into the Plan. During the plan year ended December 31, 2003, $48,177 was transferred from the Plan into other Company qualified plans.

            The Company may make a matching contribution based on the participant's contributions. This matching contribution amount is determined by a collective bargaining agreement with the covered unions. The Company may also make a profit-sharing contribution as determined in accordance with the collective bargaining agreements.

            PLAN OPERATIONS - The Company appointed New York Life Trust Company to act as trustee of the Plan. The Company has also appointed a committee of employees of the Company to act as plan administrator. The trustee is responsible for holding the investment assets of the Plan, executing investment transactions, and making distributions to participants. The plan administrator interprets and communicates the provisions of the Plan, ensures that all government and participant reporting requirements are fulfilled, and approves all distributions from the Plan to participants.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

            PARTICIPANT ACCOUNTS - Individual accounts are maintained for each participant, with benefits limited to the amount contributed to the participant's account plus or minus any allocation of income, expenses, gains, or losses. Participants direct the investment of their accounts among various investment options offered by the Plan. Allocations to participant accounts are based on compensation or account balances, as specified by the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution accounts is based on years of continuous service, as follows:

          Business Unit                         Matching                  Profit-Sharing
          -------------                         --------                  --------------
Bluffton                                   None                        None
Clinton                                    None                        100% at all times
Corydon                                    100% at all times           20% per year (fully vested
                                                                       at five years)
Granite City - Carpenters' Union           100% at all times           100% after three years
Granite City - UAW Local 3602              100% at all times           100% after three years
Greenville                                 100% at all times           None
Kendallville                               100% at all times           100% after three years
Plymouth                                   100% at all times           100% after three years
Milan                                      100% at all times           100% after three years
Traverse City                              100% at all times           100% after three years

            LOANS TO PARTICIPANTS - Under certain conditions, a participant may obtain a loan from the Plan. A participant's loan cannot exceed the lesser of $50,000 or one-half of the participant's nonforfeitable interest in the Plan. The loan will bear a reasonable interest rate, be adequately secured, and not exceed a period of five years (15 years for purchase of a primary residence, if

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

            permitted by collective bargaining agreement). Principal and interest is paid ratably through payroll deductions.

            PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic installments, as determined by the collective bargaining unit. In-service withdrawals are also allowed under the terms of the Plan under certain circumstances.

            FORFEITED ACCOUNTS - Forfeited balances of terminated participants' nonvested accounts are first used to reduce Company contributions with any remaining forfeitures being used to pay administrative expenses.

            AMENDMENTS - The Plan was amended effective October 6, 2002 to reflect a new collective bargaining agreement between the Company and its Corydon, Indiana union colleagues.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

            BASIS OF ACCOUNTING - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

            ASSETS AND LIABILITIES - Accounting policies relative to the basis of recording assets and liabilities conform to Department of Labor guidelines. The fair value of the pooled separate accounts is based on the quoted market prices of the underlying assets. Investments in money market and mutual funds and shares of common stock are valued at market value as determined by quoted market prices. Participant loans are stated at face value, which approximates fair value.

            ADDITIONS, DEDUCTIONS, AND CHANGES IN NET ASSETS - Additions and deductions are recorded as earned and incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of plan assets for the year is recorded in the statement of changes in net assets available for benefits. Contributions are recorded on the accrual basis in the plan year to which the contribution applies. Distributions to beneficiaries are recorded when distributed by the Plan. Administrative expenses are recorded when incurred.

            ADMINISTRATIVE EXPENSES - Certain administrative expenses and withdrawal fees charged by the Plan's trustee are paid out of plan assets. All other expenses incurred in conjunction with the Plan are paid by the Company.

            USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 3 - INVESTMENTS

            The fair value of significant individual investments at December 31, 2003 and 2002 is as follows:

                                                 2003          2002
                                              -----------   -----------
Pooled separate account - New York Life
      Anchor Account                          $11,371,097   $ 9,026,856
Mutual funds:
      PIMCO Total Return Fund                   3,905,405     2,962,517
      AIM Basic Value Fund                      5,425,203     3,552,493
      Eclipse Indexed Equity Fund                       -     4,708,398
      MainStay A Total Return Fund                      -     2,819,448
      Federated Capital Appreciation Fund       6,926,958     4,915,536
      Oppenheimer Capital Appreciation Fund     3,288,994     2,357,550
      AIM Small Cap Growth Fund                 3,327,772     2,050,422
      Mainstay Asset Manager Fund               3,670,887             -
      Mainstay S&P 500 Index Fund               6,655,821             -

NOTE 4 - RELATED PARTY TRANSACTIONS

            Certain plan investments are shares of a pooled separate account, mutual funds, and a money market fund managed by New York Life Trust Company. New York Life Trust Company is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

            Participants may elect to invest in Tower Automotive, Inc. common stock. Tower Automotive, Inc. is the parent company of the sponsor of the Plan.

NOTE 5 - PLAN TERMINATION

            Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested and amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 6 - TAX STATUS

            The Plan obtained its latest determination letter dated March 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, after consultation with legal counsel, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - RECONCILIATION WITH FORM 5500

            The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                                 2003            2002
                                                             ------------    ------------
Net assets available for benefits per financial
      statements                                             $ 58,559,266    $ 43,050,296
Less participant loans in default                                       -         (34,045)
Less contributions receivable at December 31                     (478,818)     (2,431,785)
                                                             ------------    ------------

                              Net assets available for
                                    benefits per Form 5500   $ 58,080,448    $ 40,584,466
                                                             ============    ============

            The following is a reconciliation of contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

                                                             Employee       Employer
                                                             --------       --------
Contributions per financial statements                     $ 6,002,638    $ 1,850,118
Less contributions receivable at December 31, 2003            (124,437)      (354,381)
Plus contributions receivable at December 31, 2002             114,114      2,317,671
                                                           -----------    -----------

                              Employee contributions per
                                    Form 5500              $ 5,992,315    $ 3,813,408
                                                           ===========    ===========

            Contributions made after year end were accrued as receivables on the financial statements as of December 31. Contributions are recognized when received on the Form 5500.

TOWER AUTOMOTIVE UNION 401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002

NOTE 7 - RECONCILIATION WITH FORM 5500 (CONTINUED)

            The following is a reconciliation of benefits paid per the financial statements to Form 5500 for the year ended December 31, 2003:

Benefits paid per financial statements                             $ 2,096,883
Less defaulted participant loans recognized in previous
    years on Form 5500                                                 (34,045)
                                                                   -----------

                              Benefits paid per Form 5500          $ 2,062,838
                                                                   ===========

                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  FORM 5500, SCHEDULE H, ITEM 4i
                                                        EIN 38-1521832, PLAN 004
                                                               DECEMBER 31, 2003

         (a)(b)
  Identity of Issuer,                                 (c)                                             (e)
        Borrower,             Description of Investment (Including Maturity Date,        (d)        Current
Lessor, or Similar Party           Rate of Interest, Par, or Maturity Value)             Cost        Value
------------------------           -----------------------------------------             ----        -----
New York Life Trust        Pooled separate account - New York Life
   Company                      Anchor Account                                             *      $11,371,097

                           Mutual funds:
                                PIMCO Total Return Fund                                    *        3,905,405
                                Mainstay Asset Manager Fund                                *        3,670,887
                                AIM Basic Value Fund                                       *        5,425,203
                                Mainstay S&P 500 Index Fund                                *        6,655,821
                                Franklin Balance Sheet Investment Fund                     *          903,066
                                AIM Small Cap Growth Fund                                  *        3,327,772
                                Artisan Mid Cap Fund                                       *        2,047,205
                                Mainstay A MAP Fund                                        *          417,379
                                Federated Capital Appreciation Fund                        *        6,926,958
                                Fidelity Advisor Value Strategies Fund                     *          664,471
                                Goldman Sachs Mid Cap Value Fund                           *          387,354
                                Oppenheimer Capital Appreciation Fund                      *        3,288,994
                                Artisan International Fund                                 *        2,259,290

                           Money market account - MainStay Cash Reserves Fund              *          150,119

Tower Automotive, Inc.     Employer common stock - Tower Automotive, Inc.                  *        2,893,372

Participants               Participant loans - Bearing interest at rates ranging
                                from 5.00 percent to 10.50 percent                         -        3,786,055
                                                                                                    ---------

                                                    Total investments                             $58,080,448
                                                                                                  ===========

* Cost information not required

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Tower Automotive Union 401(k) Plan

DATE June 28, 2004                          /s/Christopher T. Hatto
                                    --------------------------------------------
                                       Christopher T. Hatto, Chief Accounting
                                          Officer of Tower Automotive, Inc.

                                  EXHIBIT INDEX

Ex No                   DESCRIPTION
-----                   -----------
 23             Independent Auditor's Consent